

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 12, 2014

W. John McGuire, Esq.
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

Re: ETFS Trust ("ETFS")
     File Nos. 811-22986

Dear Mr. McGuire:

On August 15, 2014, ETFS filed a registration statement on N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("ICA") for the registration of ETFS Zacks Earnings Large-Cap U.S. Index Fund and ETFS Zacks Earnings Small-Cap U.S. Index Fund (each a "Fund," collectively the "Funds"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Funds use in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Principal Investment Strategies (pp. 6-7)

1. The last paragraph on page 7 states that "[*t*]*o the extent that the Index concentrates... in the securities of a particular industry or group of industries, the Fund will concentrate investments to approximately the same extent as the Index.*" In addition to the above statement, disclose whether and to what extent the Fund will be concentrated in a particular industry or group of industries as of inception. We note that such disclosure should be updated to the extent any material change in the Fund's concentration is experienced as a result of a change in the Index's concentration.

Additional Information about the Each Fund's Strategy (p. 9)

2. The last sentence under the caption "*General*" states that the Fund may invest in "*shares of other investment companies.*" The fee table does not have an acquired fund fees and expenses ("AFFE") line item to reflect the indirect costs of investing in other investment companies. Add disclosure reflecting the amount of AFFE expected to be incurred,

unless that amount is less than one basis point, in which case confirm that AFFE will be included in "Other expenses."

3. The description of the Underlying Index under the caption "*Earnings Index Funds*" should appear in closer proximity to the description of the relevant Underlying Index on pages 3 and 6.

Investments by Registered Investment Companies (p. 13)

4. The second sentence states that "[r]*egistered investment companies are permitted to invest in the Funds beyond the limits set forth in section 12(d)(1)...*" Describe the limits referenced or provide a cross-reference to elsewhere in the prospectus or the statement of additional information where such limits are described.

List of Exhibits

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6852.

Sincerely,

/s/ Catherine C. Gordon

Catherine C. Gordon
Senior Counsel